SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)*

BF Enterprises, Inc.

(Name of Issuer)

Common Stock, $.10 Par Value

(Title of Class of Securities)

055387 10 4

(CUSIP Number)

Michael V. Mitrione
Gunster, Yoakley & Stewart, P.A.
777 South Flagler Drive, Suite 500E
West Palm Beach, Florida 33401
(561) 650-0553

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brian P. Burns
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,827,550
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,149,350
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,827,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.87%* *Based upon 3,482,331 shares of Common Stock outstanding as of November 12, 2004
14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer.

This Amendment No. 5 to Schedule 13D relates to the Common Stock, par value $.10 per share (“Common Stock”), of BF Enterprises, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 100 Bush Street, Suite 1250, San Francisco, CA 94104. This Amendment No. 5 amends and supplements the Schedule 13D initially filed by Brian P. Burns (the “Filer” or “Mr. Burns”) with the Securities and Exchange Commission (the “Commission”) and amended and restated in Amendment No. 3 and filed with the Commission on August 24, 2001, as amended by Amendment No. 4 filed with the Commission on September 26, 2003. The items of the Schedule 13D are further amended and supplemented as set forth below.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

Each of the following persons has entered into a separate Right of First Refusal Agreement with the undersigned: Stuart B. Aronoff, Senior Vice President-Operations of the Company; Paul Woodberry, Executive Vice President and a director of the Company; Douglas Post, Vice President, Chief Financial Officer and Treasurer of the Company; and two other stockholders of the Company (each such person is hereafter individually referred to as a “Stockholder”). As of the date of this Statement, the aggregate number of shares of Common Stock over which the undersigned has a right of first refusal pursuant to the Right of First Refusal Agreements is at least 417,776 shares (including presently-exercisable options to purchase at least 196,000 shares of Common Stock), representing approximately 11.4% of the outstanding shares of Common Stock. The Right of First Refusal Agreements provide that, in the event a Stockholder proposes to sell any shares of Common Stock which the Stockholder owns or acquires after the date of the agreement to any person or entity (other than transfers (i) in connection with a tender offer, merger or other business combination approved by a majority of the Board of Directors of the Company, (ii) to the Stockholder’s family members, or (iii) to charitable institutions), the Stockholder must notify the undersigned and describe the terms of the proposed transfer. The undersigned has a right of first refusal to purchase such shares on the terms of the proposed transfer, which is exercisable by giving notice to the Stockholder within three business days following the effective date of the Stockholder’s notice.

On March 12, 2001, the undersigned was granted a four-year extension to a Right of First Refusal and Irrevocable Proxy with respect to 678,200 shares of Common Stock owned by Frederick P. Furth (the “Furth Agreement”). On March 2, 2005, the undersigned and Mr. Furth entered into a further Extension of Right of First Refusal and Irrevocable Proxy, a copy of which is attached hereto as Exhibit Q, pursuant to which the term of the Furth Agreement was extended to May 31, 2009. The Furth Agreement is a successor to substantially similar agreements between the undersigned and Mr. Furth which have been in effect for more than ten years.

The Furth Agreement and Right of First Refusal Agreements are qualified in their entirety by reference to the provisions of such instruments. The Furth Agreement and the Right of First Refusal Agreements with Messrs. Aronoff, Woodberry and Post are or previously have been filed as exhibits hereto and incorporated by reference herein.

By virtue of the Furth Agreement and the Right of First Refusal Agreements, the undersigned could be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act. However, the undersigned disclaims membership in any group within the meaning of Section 13(d). This Statement, the Furth Agreement and the Right of First Refusal Agreements shall in no way be construed as an admission that the undersigned is a member of a group with any other party to such agreements for purposes of Section 13(d) or otherwise.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the undersigned and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated as follows:

A. Right of First Refusal Agreement dated November 25, 1987 between Brian P. Burns and Stuart B. Aronoff.

B.	Right of First Refusal Agreement dated November 19, 1987 between Brian P. Burns and Robert W. Glass. *No longer applicable.*

C.	Right of First Refusal Agreement dated November 30, 1987 between Brian P. Burns and Harold M. Messmer, Jr. *No longer applicable.*

D.	Right of First Refusal Agreement dated November 23, 1987 between Brian P. Burns and Thomas Nebel. *No longer applicable.*

E.	Right of First Refusal Agreement dated November 19, 1987 between Brian P. Burns and John M. Price. *No longer applicable.*

F.	Right of First Refusal Agreement dated November 20, 1987 between Brian P. Burns and Robert G. Sharpe. *No longer applicable.*

G.	Right of First Refusal Agreement dated November 19, 1987 between Brian P. Burns and Max Thelen, III. *No longer applicable.*

H.	Right of First Refusal Agreement dated November 19, 1987 between Brian P. Burns and M. Keith Waddell. *No longer applicable.*

I.	Right of First Refusal Agreement dated November 30, 1987 between Brian P. Burns and Paul Woodberry.

J.	Information statement concerning the Distribution of the Common Stock, $.10 par value, of BF Enterprises, Inc. by Boothe Financial Corporation dated June 15, 1987.

K.	1988 Annual Report to Stockholders and Report on Form 10-K of BF Enterprises, Inc.

L.	Right of First Refusal and Irrevocable Proxy dated May 22, 1991 between Brian P. Burns and Frederick P. Furth.

M.	Right of First Refusal and Irrevocable Proxy dated May 25, 1996 between Brian P. Burns and Frederick P. Furth.

N.	Extension of Right of First Refusal and Irrevocable Proxy dated March 12, 2001 between Brian P. Burns and Frederick P. Furth.

O.	Right of First Refusal Agreement dated March 24, 1998 between Brian P. Burns and Douglas Post.

P.	Promissory Note Secured by Pledge of Stock dated June 22, 2001 between Brian P. Burns and B.F. Enterprises, Inc.

Q.	Extension of Right of First Refusal and Irrevocable Proxy dated March 2, 2005 between Brian P. Burns and Frederick P. Furth.

Exhibits A through K were previously filed as exhibits to Schedule 13D dated July 24, 1989; Exhibit L was previously filed as an exhibit to Schedule 13D Amendment No. 1 dated May 22, 1991; Exhibit M was previously filed as an exhibit to Schedule 13D Amendment No. 2 dated May 25, 1996; Exhibits N through P were previously filed as exhibits to Schedule 13D Amendment No. 3 dated August 24, 2001; and Exhibit Q is filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 4, 2005
Date

/s/ Brian P. Burns
Signature

Brian P. Burns
(Name/Title)

EXTENSION OF
RIGHT OF FIRST REFUSAL AND IRREVOCABLE PROXY

This Agreement, providing for the Right of First Refusal and Irrevocable Proxy, dated as of March 2, 2005 (this “Agreement”) is made by and between Brian P. Burns (“Burns”) of Palm Beach, Florida and Frederick P. Furth (“Furth”) of Sonoma County, California.

RECITALS

A.  Furth is the record and beneficial owner of 678,200 shares of common stock, par value $0.10 per share (the “Shares”), of BF Enterprises, Inc., a Delaware corporation (the “Company”). Such shares owned by Furth, any and all Shares beneficially owned (as defined by Rule 13d-3 under Section 13d of the Securities Exchange Act of 1934, as amended) by Furth (but excluding 11,800 shares held by the Furth Foundation) or held by transferees permitted under Sections 3.4 (i), (ii) and (iii) of the Existing Agreement (as defined below) during the term of this Agreement are referred to herein as the “Subject Shares.”

B. Burns is the Chairman of the Board of Directors and Chief Executive Officer of the Company, and Burns may be deemed the beneficial owner of at least 1,149,300 Shares of the Company including all options held by Burns which are exercisable within 60 days of the date hereof.

C. Since approximately 1987, Furth has granted to Burns a right of first refusal and irrevocable proxy with respect to the Subject Shares.

D. Burns and Furth desire to extend the term of the existing Right of First Refusal and Irrevocable Proxy, dated as of May 25, 1996 (the “Existing Agreement”), with respect to the Subject Shares, as extended through May 31, 2005, for an additional four (4) years ending May 31, 2009.

AGREEMENT

In consideration of the Recitals, the payment by Burns to Furth of $100 contemporaneously with the execution and delivery hereof, the agreements set forth herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

1. The term of the Existing Agreement is hereby extended for a term of an additional four (4) years ending May 31, 2009.

2. Except as expressly modified by paragraph 1, above, the Existing Agreement, and all of the terms and conditions thereof, remain in full force and effect for a term ending May 31, 2009.

3.  This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, Furth and Burns have caused this Agreement to be duly executed as of the day and year first above written.

/s/ Brian P. Burns
Brian P. Burns

/s/ Frederick P. Furth
Frederick P. Furth